EXHIBIT 99.1

NEWS RELEASE for January 19, 2010

Contact:            Allen & Caron Inc

Jill Bertotti (investors)

jill@allencaron.com

Len Hall (media)

Brian Kennedy (media)

len@allencaron.com

brian@allencaron.com

949/474-4300

212/691-8087

OHR PHARMACEUTICAL RAISES $1 MILLION FROM EXISTING INVESTORS

Funds to Be Used to Complete Phase 2 Clinical Trial of OHR118 to Treat Cachexia,

Reformulation of EVIZON™ to Treat Age-Related Macular Degeneration

DOVER, DE (January 19, 2010).  Ohr Pharmaceutical Inc. (OTCBB: OHRP.OB) announced today that it raised $1 million through the private placement of its common stock and new warrants to holders of its Series F warrants on January 15, 2010.

“The additional funds, along with continued tight expense controls, will allow Ohr to complete its important Phase 2 clinical trial of OHR118 for the treatment of Cachexia and proceed with reformulation work on EVIZON™, a therapeutic being developed to treat age-related macular degeneration or Wet-AMD,” noted Andrew Limpert, Interim CEO of Ohr Pharmaceutical. The development of these two therapeutic programs will put the Company in an even better position to attract large pharmaceutical industry partners and further funding.  “We believe the extensive participation in the warrant call shows that our early investors continue to be committed to Ohr and our drug development programs,” Limpert said, adding that the entire amount of warrants possible was exercised before the January 15 deadline. Investors exercised 5.6 million warrants at $0.18 in exchange for one share of common stock and a replacement warrant, exercisable at $0.55 with a five year expiration and redeemable by Ohr if Ohr’s common stock trades at or above $1.10 for ten consecutive trading days.

In connection with the warrant call, Ira Greenstein, an Ohr director, exercised $36,000 in Series F warrants, and AIGH Investment Partners exercised $90,000 in Series F warrants. AIGH Investment Partners, a major shareholder of Ohr, is managed by Orin Hirschman, an Ohr director.

About Ohr Pharmaceutical, Inc.

Ohr Pharmaceutical, Inc. (www.ohrpharmaceutical.com) (OTCBB:OHRP) is a biotechnology company dedicated to the development of first in class drugs for underserved therapeutic needs. Currently, Ohr is focused on the development of two drugs from its pipeline of candidate therapeutics, OHR/AVR118 for the treatment of Cachexia and EVIZON™ for the treatment of wet-AMD.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are made only as the date thereof, and Ohr undertakes no obligation to update or revise the forward looking statement whether as a result of new information, future events or otherwise. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including the future success of our scientific studies, our ability to successfully develop products, rapid technological change in our markets, changes in demand for our future products, legislative, regulatory and competitive developments, the financial resources available to us, and general economic conditions. For example, there can be no assurance that Ohr will be able to sustain operations for expected periods. Shareholders and prospective investors are cautioned that no assurance of the efficacy of pharmaceutical products can be claimed or assured until final testing; and no assurance or warranty can be made that the FDA will approve final testing or marketing of any pharmaceutical product.  Ohr's most recent Annual Report and subsequent Quarterly Reports discuss some of the important risk factors that may affect our business, results of operations and financial condition. We disclaim any intent to revise or update publicly any forward-looking statements for any reason.

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